1460 EL CAMINO REAL   |   MENLO PARK   |   CA   |   94025-4110

WWW.SHEARMAN.COM   |   T +1.650.838.3600   |   F +1.650.838.3699

March 14, 2016

VIA EDGAR

CONFIDENTIAL

Katherine Wray, Attorney-Advisor

Bernard Nolan, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ALJ Regional Holdings, Inc.

Form 10-12B

Filed February 2, 2016

File No. 001-37689

Ladies and Gentlemen:

This letter is to confirm our request to extend the deadline, from March 14, 2016 to March 18, 2016, for responding to your letter regarding the Securities and Exchange Commission’s review of ALJ Regional Holdings, Inc.’s registration statement filed on February 2, 2016. We appreciate the Staff’s willingness and flexibility in accommodating this request.

*        *        *

If you have any questions regarding this submission, please contact me at +1-650-838-3772 or chris.forrester@shearman.com.

Very truly yours,

/s/ Chris Forrester
Chris Forrester
Shearman & Sterling LLP

cc:

T. Robert Christ, Chief Financial Officer, ALJ Regional Holdings, Inc.

ABU DHABI     |     BEIJING     |     BRUSSELS     |     FRANKFURT     |     HONG KONG     |     LONDON     |     MENLO PARK     |     MILAN     |     NEW YORK PARIS     |     ROME     |     SAN FRANCISCO     |     SÃO PAULO     |     SHANGHAI     |     SINGAPORE     |     TOKYO     |     TORONTO     |     WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.